                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------

                                SCHEDULE 14F-1

                   Under the Securities Exchange Act of 1934

                             WPB FINANCIERS, LTD.
       (Exact name of registrant as specified in its corporate charter)

                                   0-49935
                           (Commission File Number)

                                   Delaware
                           (State of Incorporation)

                                  06-1638637
                     (I.R.S. Employer Identification No.)

       2000 Hamilton Street, #520, Philadelphia, Pennsylvania 19130-3883
                   (Address of principal executive offices)

                                 215-893-3662
             (Registrant's telephone number, including area code)

                             WPB FINANCIERS, LTD.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about  December 20, 2002 to the  holders  of shares of common stock, par value $0.0001 (the "Common Stock")
of  WPB  Financiers,  Ltd.,  a  Delaware corporation (the "Company").  You  are receiving this Information Statement  in  connection  with the appointment of a new member to the Company's Board of Directors (the "Board").

The  Company  entered  into a Stock  Subscription  Agreement  with  Brightpoint
Capital Partners,  LLC ("Brightpoint"),  dated  December  20,  2002,  in  which
Brightpoint  received  7,000,000  shares  of  common  stock  of  the Company in exchange  for  the cash consideration of $700, which results in a restructuring of the Company's management, Board, and ownership.

By  written consent  of  the  Board on December 20, 2002, Darian S. Tenace will resign as the sole director and  officer  and  appoint  Michael Tay as the sole director of the Company.  Mr. Tay will not take office until 10 days after this
Information  Statement  is mailed or delivered to all Company  stockholders  in compliance with Section 14(f)  of  the  Securities  Exchange  Act  of 1934 (the
"Exchange Act") and Rule 14f-1 thereunder.

   YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT,
                     HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On  December 20, 2002 there were  8,240,000  shares of common stock issued  and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table  sets  forth, as of  December 20, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director  of  the  Company;  (ii)  each person who owns beneficially  more  than  5% of each class of the Company's outstanding  equity securities; and (iii) all directors and executive officers as a group.

                                                     Amount and
                                                      Nature of
                    Name and Address of              Beneficial      Percent of
Title of Class      Beneficial Owner (1)              Ownership       Class (2)
--------------      ---------------------------      ----------      ----------
Common Stock        Michael Tay                       7,000,000          85%
                    2000 Hamilton St., #520
                    Philadelphia, PA 19130-3883

Common Stock        Darian S. Tenace                  1,240,000          15%
                    715 Palm Street
                    West Palm Beach, FL 33401

Common Stock        All Officers and Directors
                    as a Group (1 person)             7,000,000          85%

   (1) Beneficial ownership  has  been determined in accordance with Rule 13d-3 under  the  Exchange  Act  and unless  otherwise  indicated,  represents securities for which the beneficial  owner  has  sole  voting investment power  or has the power to acquire such beneficial ownership  within  60 days.
   (2) Based upon 8,240,000 shares issued and outstanding.

Changes in Control

On December 20,  2002,  the Company entered into a Stock Subscription Agreement with Brightpoint Capital  Partners,  LLC  ("Brightpoint"), in which Brightpoint received 7,000,000 shares of common stock of  the  Company  in exchange for the cash  consideration  of $700.  Immediately afterwards, Brightpoint  transferred
the shares to its sole  shareholder,  Michael  Tay.   Mr.  Tay  will become the
"control  person" of the Company as that term is defined in the Securities  Act of 1933, as  amended.  Simultaneously  with  this transaction, Darian S. Tenace resigned as an officer and director and appointed  Mr.  Tay  to  the  Board and which  appointment  is  effective  10  days  after  mailing of this Information
Statement.  Mr. Tay also was appointed as President, Secretary and Treasurer of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The  Company  is  not  aware of any legal proceedings in  which  any  director, officer, or any owner of  record  or beneficial owner of more than five percent of any class of voting securities of  the Company, or any affiliate of any such director, officer, affiliate of the Company,  or  security  holder,  is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director  and executive  officer of the Company, the principal offices and positions with the
Company held  by  each  person. Such person will become a director or executive officer of the Company effective  10 days after the mailing of this Information
Statement.  The executive officers  of  the Company are elected annually by the
Board.  The directors serve one-year terms  until their successors are elected.
The  executive  officers  serve  terms  of  one  year  or  until  their  death, resignation  or  removal by the Board. Unless described  below,  there  are  no family relationships among any of the directors and officers.

 Name           Age   Position
 -----------    ---   --------------------------------------------
 Michael Tay    66    President, Secretary, Treasurer and Director

For the last five  years,  Mr.  Tay  has  devoted full time in managing his own
investments  in  securities  and  real  estate,   including   commercial,   and
residential  real  estate  investments  in  undeveloped  land as well as income producing properties, mutual funds and other securities investments,  both debt and  equity,  in companies listed on exchanges such as AMEX or traded over-the-
counter and listed on NASDAQ and the OTC Bulletin Board.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of  the  Securities  Exchange  Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered  class  of the Company's equity securities  to  file  with  the  SEC initial reports of ownership  and  reports  of  changes  in ownership of Common
Stock  and  other  equity  securities of the Company. Officers,  directors  and greater  than ten percent shareholders  are  required  by  SEC  regulations  to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's  knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The Company currently  does  not  pay  any  cash  salaries  to  any officers or directors.

Summary Compensation Table

The  Summary  Compensation  Table  shows  certain compensation information  for services rendered in all capacities for the  fiscal  year  ended  December  31,
2001.   Other than as set forth herein, no executive officer's salary and bonus exceeded  $100,000  in  any of the applicable years.  The following information includes the dollar value  of  base salaries, bonus awards, the number of stock options  granted  and certain other  compensation,  if  any,  whether  paid  or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------
Darian S. Tenace     2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
Darian S. Tenace                    None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
Darian S. Tenace             N/A                    N/A                         None                       N/A

                                  SIGNATURES

In accordance with  Section  13  or  15(d)  of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 27, 2002                     WPB FINANCIERS, LTD.

                                              By: /s/ Michael Tay
                                              -----------------------------
                                              Michael Tay
                                              President